XpresSpa Group, Inc.

254 West 31st Street, 11th Floor

New York, New York 10001

May 12, 2022

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	XpresSpa Group, Inc. – Form AW
Request for Withdrawal of
Amendment No. 1 to Registration Statement on Form S-3 File No. 333-239913

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, XpresSpa Group, Inc. (the “Company”) hereby requests the immediate withdrawal of its Amendment No. 1 (the “Amendment”) to the Company’s Registration Statement on Form S-3 (File No. 333-239913), together with all exhibits thereto, filed with the Securities and Exchange Commission on May 11, 2022.

The Company requests the withdrawal of the Amendment because it was inadvertently submitted under the incorrect file number. The Amendment was intended to amend the Company’s Registration Statement on Form S-3 (File No. 333-264026). The Company confirms that the incorrectly filed Amendment has not been declared effective and that no securities have been sold pursuant to it. Accordingly, the Company requests that the Commission withdraw the Amendment as soon as possible.

The Company intends to separately file an Amendment No. 1 to Form S-3 (File No. 333-264026) at a later date.

If you have any questions regarding this request for withdrawal, please contact Robert Endicott at Bryan Cave Leighton Paisner LLP, our outside counsel, at (314) 259-2447.

Respectfully,

XPRESSPA GROUP, INC.

By:	/s/ Cara Soffer
Name:	Cara Soffer
Title:	General Counsel